# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intrepid Potash Inc., CIK 0001421461
CUSIP: 46121Y201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-020865
Filed by CIK 0001705447

## Reporting persons
- Gate City Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 788,880; shared voting power 0; sole dispositive power 788,880; shared dispositive power 0; aggregate amount beneficially owned 788,880 (5.9% of the class)
  Comment: This Schedule 13G (this "Schedule 13G") is being filed in accordance with Rule 13d-1(h), which states that any person who has filed a Schedule 13D may again report its beneficial ownership on Schedule 13G so long as the shares are no longer held with the effect of changing or influencing the control of the issuer. As of the date of the event, the reporting person no longer holds the shares with control intent. Accordingly, this Schedule 13G, Amendment 2, operates as an amendment to the reporting person's previously filed Schedule D, Amendment 5, filed on January 13, 2026.
- Michael Melby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 788,880; shared voting power 0; sole dispositive power 788,880; shared dispositive power 0; aggregate amount beneficially owned 788,880 (5.9% of the class)
  Comment: This Schedule 13G is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13G relates to Common Shares (the "Common Shares") of the Issuer held by the Funds.
  
  This Schedule 13G is being filed in accordance with Rule 13d-1(h), which states that any person who has filed a Schedule 13D may again report its beneficial ownership on Schedule 13G so long as the shares are no longer held with the effect of changing or influencing the control of the issuer. As of the date of the event, the reporting person no longer holds the shares with control intent. Accordingly, this Schedule 13G, Amendment 2, operates as an amendment to the reporting person's previously filed Schedule D, Amendment 5, filed on January 13, 2026.

## Item 1. Issuer
Name of issuer: Intrepid Potash Inc.
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, CO, 80202

## Item 2. Person Filing
Name of person filing: Gate City Capital Management, LLC
Address of principal business office or, if none, residence: 8725 W. Higgins Road, Suite 530, Chicago, IL 60631
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 788880
Percent of class: 5.90%
Sole power to vote or to direct the vote: 788880
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 788880
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gate City Capital Management, LLC: /s/ Michael Melby, Michael Melby, Managing Member (03/02/2026)
- Michael Melby: /s/ Michael Melby, Michael Melby, Managing Member (03/02/2026)